Filed Pursuant to Rule 424(b)(3) and (c)

Registration No. 333-116066

Prospectus Supplement to Disclosure Statement-Prospectus Dated August 13, 2004

The date of this prospectus supplement is August 25, 2004

The information in this prospectus supplement amends and supplements the information in the disclosure statement-prospectus dated August 13, 2004 that was previously delivered to you in connection with the proposed conversion of Gold Kist Inc. from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of the State of Delaware. If you would like an additional copy of the disclosure statement-prospectus or have questions, you should contact Wayne Lord, our Vice President of Corporate Relations, at (770) 393-5359. You can also get a free copy of this document on the website of the Securities and Exchange Commission, www.sec.gov. This prospectus supplement should be read in conjunction with the disclosure statement-prospectus. Each of these documents contains important information about the proposed conversion. This prospectus supplement is qualified by reference to the disclosure statement-prospectus except to the extent that information in this prospectus supplement supersedes the information contained in the disclosure statement-prospectus. Capitalized terms used and not defined in this prospectus supplement shall have the meanings given to them in the disclosure statement-prospectus.

Nasdaq National Market Listing

Our Board of Directors has decided to apply to list shares of the common stock of New Gold Kist for quotation on the Nasdaq National Market under the symbol “GKIS” instead of pursuing a listing for the common stock on the New York Stock Exchange. On August 24, 2004, we filed an application with the Nasdaq to pursue such listing. We believe that a listing on the Nasdaq National Market will provide you with the same liquidity for your shares that you would enjoy if the shares were listed on the New York Stock Exchange.

Retirement Plans

Gold Kist maintains a noncontributory defined benefit pension plan, with separate benefit formulas for salaried and hourly employees. The Pension Plan covers substantially all employees who have at least one year of service with Gold Kist, including those employees subject to collective bargaining agreements. Effective as of January 1, 2004, Gold Kist made the following changes to the Pension Plan: (1) the basic pension formula for salaried participants changed from 50% of final average earnings to 45% of final average earnings, however, no change was made in the hourly pension formula; (2) the early retirement subsidy was eliminated prospectively; (3) the lump sum payment option was eliminated with respect to future accrued benefits; and (4) the joint-and-survivor subsidy was eliminated with respect to future accrued benefits. These Pension Plan changes did not reduce the accrued benefits of participants earned as of December 31, 2003. The Pension Plan now provides salaried participants with a pension benefit after thirty (30) years of credited service at age 65, which, when combined with a portion of the participant’s primary Social Security benefit attributable to the employer’s contributions, will equal forty-five percent (45%) of the participant’s average earnings during the period of five years in which the participant had the highest earnings in the last ten years of employment immediately preceding attainment of age 65, or if retired before age 65, in the last ten years immediately preceding early retirement. For hourly employees who work for Gold Kist, or New Gold Kist after the conversion, until age 65, the Pension Plan provides a monthly benefit equal $11.00 per month for each year of Pension Plan participation payable at age 65. The Pension Plan provides a pre-retirement death benefit for a surviving spouse of a vested, active participant that equals fifty percent (50%) of the deceased participant’s accrued benefit. Accrued benefits under the Pension Plan vest after the employee attains five (5) years of service or age 55.

Estimated annual benefits payable upon retirement at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset of Social Security benefits, are illustrated in the following table:

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$30,000	$4,500	$6,750	$9,000	$11,250	$13,500
$100,000	15,000	22,500	30,000	37,500	45,000
$150,000	22,500	33,750	45,000	56,250	67,500
$200,000	30,000	45,000	60,000	75,000	90,000

For years 2002 and 2003, the maximum annual amount of compensation that could be used for determining an individual’s benefit under a qualified retirement plan was $200,000.

The Pension Plan covers the compensation in the columns entitled “Salary” and “Bonus” and the contribution to the Enhanced Defined Contribution Plan under “Management–Executive Compensation—Summary Compensation Table” contained in the disclosure statement-prospectus. The credited years of service under the Pension Plan are, as of June 26, 2003, as follows: Mr. Bekkers (18); Mr. Stimpert (29); Mr. Stewart (30); Mr. Mabe (24); and Mr. West (23).

Gold Kist has adopted a Supplemental Executive Retirement Plan, or the SERP, whereby Gold Kist makes supplemental payments following termination of employment to certain employees under a non-qualified deferred compensation plan to make up for any reduction in such employee’s retirement income under the Pension Plan resulting from limitations placed on compensation taken into account and benefits provided under a qualified retirement plan pursuant to Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended, or the Code, and salary deferrals to a certain deferred compensation plan. The following table shows the estimated annual benefits payable upon retirement at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset of Social Security benefits and without restrictions imposed by the Code. The amounts shown in the table would be reduced by the amounts payable pursuant to the Pension Plan.

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$100,000	$15,000	$22,500	$30,000	$37,500	$45,000
$150,000	22,500	33,750	45,000	56,250	67,500
$200,000	30,000	45,000	60,000	75,000	90,000
$250,000	37,500	56,250	75,000	93,750	112,500
$350,000	52,500	78,750	105,000	131,250	157,500
$500,000	75,000	112,500	150,000	187,500	225,000
$750,000	112,500	168,750	225,000	281,250	337,500
$850,000	127,500	191,250	255,000	318,750	382,500

Covered compensation, computation of final average earnings and credited service are the same as that set forth in the foregoing description of the Pension Plan.

In addition to the retirement benefits provided above, Gold Kist provides certain key executives with benefits after retirement. These benefits are provided pursuant to Deferred Compensation Agreements and are paid following retirement in an annual amount equal to 25% of the average annual salary for the 10-year period immediately prior to retirement. These benefits may be payable for a 10 or 15-year period following retirement to a former key executive or his designated beneficiary. Estimated annual benefits payable under the Deferred Compensation Agreements would be based upon the following average annual salary of the eligible named executives for the 10-year period ending June 26, 2003: Mr. Bekkers—$318,025; Mr. Stimpert—$213,715; and Mr. Stewart—$190,605.

Voting

If you voted by ballot prior to receiving this prospectus supplement, your vote remains effective as completed by you and no further action is required on your part for your vote to be counted. The Board of Directors has decided to permit those of you who voted prior to receiving this prospectus supplement to change or revoke your vote prior to the special meeting date, which is scheduled to be held at 10:00 a.m. on September 8, 2004. If you have already voted and desire to change your vote, you will need to complete a new ballot and mail it to the independent inspector of elections, SunTrust Bank. We have provided additional ballots and return envelopes to each Division. Please contact your Division manager to receive a new ballot. Any subsequent votes received by the inspector of elections on a new ballot sent after you receive this prospectus supplement will be irrevocable. Your Division manager will also be able to assist you in expediting the return of a new ballot if you are concerned that your new ballot will not be received by the inspector of elections prior to the special meeting. The special meeting will be held on September 8, 2004 at our corporate offices, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346. You may, but are not required to, attend the special meeting in person.

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